Morgan Stanley 11th Annual Media & Communications Conference Jacques ESPINASSE Member of the Management Board & Chief Financial Officer IMPORTANT NOTICE: INVESTORS ARE STRONGLY ADVISED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION May 24, 2006

Overview of Vivendi A Media and Telecom group with global content and local distribution platforms: > 34,000 employees > €19.5 billion revenues in 2005 > €2.1 bn Adjusted Net income and €1.9 bn net available cash flow in 2005 > Market capitalization of approximately €32 billion

€8.6 €27.8* 40 30 20 Vivendi Share Price Market capitalization : approx 32 billion euros Among CAC 40 : 12th rank Among Euronext : 18th rank In euro per share Volume in 2006: 3rd of the CAC 40 11th of Euronext 9 million shares / day 2002 2003 2004 2005 2006 * As of May 18, 2006

Vivendi Operates First Class Media & Telecom Assets Mobile / Fixed line Pay-TV Music Video Games 100% 100% 20% 100% 100% 56% 51% Film TV / Film TV / Film Mobile / Fixed line Global Content Local Distribution Platforms 35%

First class assets and leading brands France's leading pay-TV operator €3.4bn Revenues, €0.2bn Earnings from operations 8.3m subscriptions in France World's leading music company €4.9bn Revenues, €0.5bn Earnings from operations 25.6% worldwide market share World's leading online games company €0.7bn Revenues, €41m Earnings from operations Over 6 million paying customers France's 2nd mobile operator and 1st operator in 3G €8.7bn Revenues, €2.4bn Earnings from operations 17.2m customers Morocco's leading telecommunications operator €1.9bn Revenues, €0.8bn Earnings from operations 8.8m mobile clients,1.34m fixed lines & 242,000 DSL accesses End-2005 figures - IFRS End-2005 figures - IFRS

Our Strategy: Innovation & Leadership > Create and market to our subscribers new broadband and mobile services > Strengthen our leadership positions in our complementary content and distribution businesses in order to

Management & Financial Resources: Charting the Course United Management Focus on Innovation Financial Discipline Smart Capital Allocation Strong Balance Sheet High Quality Partners > Superior Assets

A United Management Board: Focused on Value Creation Jean-Bernard Levy C.E.O Frank Esser Chairman & C.E.O. - SFR Doug Morris Chairman & C.E.O. - UMG Rene Penisson Chairman - Vivendi Games Bertrand Meheut C.E.O - CANAL+ Group Jacques Espinasse Chief Financial Officer Abdeslam Ahizoune C.E.O. - Maroc Telecom

Our Strategy: Complementary Businesses > Staying ahead to better serve consumers: Embracing technology Creating content, identifying and managing talent, acquisition of rights Tighter market focus More innovative and responsive > Numerous new projects concretely link our businesses together, providing them with a competitive advantage, stronger growth and improved profitability

Our Strength: Subscribers > Our subscribers: SFR: 17 million CANAL+ Group: 8 million Maroc Telecom: 10 million (fixed-line and mobile) World of Warcraft: 6 million > Subscription business model: Recurring revenues Mostly fixed cost base Marketing of add-on services due to digital technology Easier adoption of new technologies

Connecting with the Customer: Innovative Subscription Services Music Download services & ring tones Thematic channels Online Game World of Warcraft ADSL Broadband Internet access Pay-TV DSL, DTT & mobile TV offers Video-On-Demand New Services on 3G MMS/SMS Mobile TV, Music downloads Mobile Videophones Innovation > > > > > > > > > > > > Subscribers

Mobility is at the Core of our Businesses Innovation in Mobile > > > > > > > > > > > > > Subscribers News Music Messages Video & TV Corporate Services Internet Access Payment Games Visio (tm) (tm) (tm) (tm) (tm)

Our Strategy: Advantages of Scale > Better anticipation of new technologies > Ability to initiate large-scale internal investments (examples: French League 1 soccer, video games, etc.) > Shared experience and full involvement of operating teams on a global scale > Risk sharing > Ability to seize opportunities

Our Strategy: Already Ahead of Our Competitors > Our competitors in telecommunications invest in the media sector: content platforms, acquisition of exclusive rights, etc. > Our competitors in content creation want to control (at least partially) their distribution: purchase of network infrastructures, Internet sites, subscriber portfolios > Broadband Internet and mobile services accelerate the "convergence" phenomenon: we are the best equipped to benefit from it

Global Portfolio: Ahead of the Curve Superior content and distribution businesses delivering tangible results, Ideally positioned to benefit from the rise of mobility, broadband and global transition to digital, Attractive to younger demographics who are leading the global digital transformation, Subscription driven business model enhances predictability of cash flows #1 Worldwide in Music #1 Worldwide in Online Games #1 French pay-TV #1 Polish pay-TV #2 French Mobile operator #1 French 3G provider #1 in Morocco's Fixed, Mobile & Internet Leader in Worldwide Entertainment

Overview of 2002-2005 Key Figures French GAAP French GAAP French GAAP IFRS IFRS IFRS In euro billions Figures as published 2002 2003 2004 2004 2005 2004-2005 Growth (%) > A. Revenues 58.2 25.5 21.4 17.9 19.5 +9% > B. Earnings from operations 3.8 3.3 3.5 3.2 3.8 +16% B / A (%) 6.5% 13.0% 16.2% 18.1% 19.2% > C. Adjusted Net Income -0.5 0.3 1.4 1.3 2.1 +55% C / A (%) -0.9% 1.4% 6 .4% 7.5% 10.7%

Our Successes in 2005 2005 Highlights: > Increased market share in every business > Successful launch of innovative products & services across the group > Further simplification of the group's structure > Investments in our businesses are paying off > Development strategy: preparing for future success

In 2005, all of Vivendi's objectives have been met and even largely exceeded

2005 Key Figures In euro millions Figures as published, except when specified 2005 % Growth > Revenues (comparable basis) 19,439 + 7% > Earnings from operations (comparable basis) 3,719 + 14% > Earnings from operations / Revenues (%) 19.2% + 1.1 point > Adjusted Net Income 2,078 + 55% > Adjusted Net Income per share €1.81 + 55% > Dividend per share €1.0 + 67% > Financial Net Debt 3,768

2005 Key Figures by Business Unit On a comparable basis In euros millions - IFRS Revenues EFO Universal Music Group: €4,893m + 1.5% € 480m + 20.4% Vivendi Games: € 641m +34.9% € 41m + €244m Canal + Group: €3,407m + 4.0% € 176m - 5.9% SFR €8,687m + 7.0% €2,422m + 3.6*% Maroc Telecom €1,860m +15.5% € 762m + 13.6% * +10.8%, excluding non-recurring items in 2004 and 2005. In 2005: €(220)m fine from the Antitrust Council, partly offset by +€105m of favorable one-time items

First Quarter 2006 Key Figures Strong operating performance in the first quarter 2006: Revenues: + 6.5% to € 4,766 million EFO: + 10.9% to € 990 million Adjusted Net Income: + 11.7% to € 592 million On a comparable basis Revenues EFO Universal Music Group: €1,125m + 8.4% € 90m +136.8% Vivendi Games: € 134m +18.6% € 23m +109.1% Canal + Group: € 899m + 7.7% € 33m - 68.0% * SFR €2,135m + 2.9% €666m + 11.0% Maroc Telecom € 483m +14.2% €207m + 15.0% * New L1 soccer costs on the 2005/06 season impact mainly Q1

Universal Music Group: Strategic Priorities > Strengthen both global and local market leadership > Accelerate transformation into a music entertainment company by leveraging content and brands through innovation and creative new revenue streams > Expand music publishing revenues > Grow digital revenues in every format: downloads, subscription, or streaming of video and audio content on PC's and mobile devices (tm) (tm)

Universal Music Group: 2006 Outlook 2006 Financial Targets > Revenues: "Slight growth as digital sales more than offset the decline in physical sales" > EFO margin: "Same margin rate or slightly above 2005"

Vivendi Games: Strategic Priorities > Pursue development of the online gaming business and strengthen leadership position with World of Warcraft > Capitalize on strong PC franchises with the launch of new innovative versions > Strengthen our position on console games by leveraging the creative capacity of the newly acquired development studios and our franchises > Expand in the booming wireless gaming environment Focus on sustaining growth through continued investment: (tm)

Vivendi Games: 2006 Outlook 2006 Financial Targets > Revenues: "+12% to +15% growth" > EFO margin rate: "Grow from 6% to between 8% and 10%"

CANAL+ Group: Strategic Priorities > Close the CANAL+ / TPS combination and initiate integration process > Continue to leverage leadership on existing and emerging digital platforms > Continue to grow the content portfolio and increase subscriptions > Accelerate digital migration through penetration of pay-DTT > Grow ARPU through various innovative options and services: HD, multi-subscription, PVR, VOD & S-VOD, mobile TV, DVB-H, ...

CANAL+ Group: 2006 Outlook 2006 Financial Targets > Revenues: "+4% to +6% growth" > EFO: "Stable at constant perimeter"

NBC Universal: Strategic Priorities > Develop, produce and market best content > Continue to make progress with primetime ratings > Maintain strength of leading entertainment cable portfolio > Continue global expansion > Sell content effectively in digital distribution model

NBC Universal: 2006 Outlook 2006 Financial Targets > Revenues: "~$16 billion, +10%" > Segment Profit : "~$3.0 billion (100% equates to ~$3.4 billion)"

SFR: Strategic Priorities > Continue to grow customer base with a strong migration to 3G > Keep leadership in innovation and customer satisfaction > Focus on 3G / UMTS to increase voice capacity, enable fixed-mobile substitution and deliver multimedia services > Extend the mobile offer with new services > Drive cost per minute down to further improve profitability > Roll-out HSDPA technology beginning mid-2006, enhancing speed and ease of use SFR mobile-centric strategy: (tm) (tm)

SFR: 2006 Outlook 2006 Financial Targets > Revenues: "Stable to slight growth: growth in outgoing revenues largely offset by termination cuts" > EFO: "+8% to +10% growth" > EFO margin rate: "Grow to between 29.5% and 30.5% compared with 27.9% in 2005"

Maroc Telecom: Strategic Priorities > Continue to lead in the rapidly growing wireless market through innovative offers, while pursuing profitable growth > Strengthen momentum in fixed line and Internet sales > Leverage Vivendi's expertise (new mobile services, broadband Internet, TV offer, ...) > Strengthen client satisfaction and increase usage

Maroc Telecom: 2006 Outlook 2006 Financial Targets > Revenues: "+6% to +8% growth" > EFO : "+12% to +14% growth"

Vivendi 2006 Guidance 2006 Adjusted net income growth: Revised upwards to +16%, approx. € 2.4bn 2006 dividend pay out: At least 50% of Adjusted net income

Vivendi 2011 Outlook 2006-2011 EFO average growth: Between 8% to 10% per year 2011 Adjusted Net Income: Between €3.5 billion to €4 billion * * Including the assumption that all deferred tax assets will have been utilized by end of 2010.

Laurence Daniel IR Director laurence.daniel@vivendi.com Edouard Lassalle IR Analyst edouard.lassalle@vivendi.com IR Team Eileen McLaughlin IR Director eileen.mclaughlin@vivendi.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.14.70 daniel.scolan@vivendi.com For any financial or business information, please refer to our Investor Relations website at: http://www.vivendi.com/ir New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

Important Legal Disclaimer Vivendi is quoted on the NYSE and on Euronext Paris SA. This presentation contains "forward-looking statements" as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company's future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risks that: the prospects for growth in operations and profits, earnings from operations, and adjusted net income may differ from forecasts made by the company; synergies and profits arising from proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi will not able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; Vivendi will not able to further identify, develop and achieve success for new products, services and technologies; Vivendi will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi's revenue and/or income; Vivendi will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi will be unable to obtain or maintain authorizations or approvals necessary for the operation or expansion of its activities; as well as the risks described in the documents Vivendi has filed with the US Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission's website at www.sec.gov and the French Autorite des Marches Financiers' website (www.amf- france.org). Copies of the documents may also be obtained free of charge from Vivendi. This presentation contains forward- looking statements that can only be assessed on the day the presentation is issued. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements